SEC FILE NUMBER
001-13007

CUSIP NUMBER
146875109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended:  December 31, 2006

☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Carver Bancorp, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

75 West 125th Street
Address of Principal Executive Office (Street and Number)

New York, New York 10027
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Carver Bancorp, Inc. (the “Company”) hereby represents that it is unable to file its Quarterly Report on Form 10-Q for the quarter ended December 31, 2006 (the “3rd Quarter Form 10-Q”) by February 14, 2007, without unreasonable effort and expense due to delays resulting from the restatements described below. On February 14, 2007, the Audit Committee of the Company, upon the recommendation of management after consultation with the Company’s independent auditors KPMG LLP (“KPMG”), determined that the Company should amend the financial statements in its annual report on Form 10-K (the “Form 10-K”) for the fiscal year ended March 31, 2006 and in its quarterly report on Form 10-Q for the quarter ended June 30, 2006 (the “1st Quarter Form 10-Q”) to restate the Consolidated Statements of Cash Flows. The restatements will not affect the Company’s Consolidated Statements of Financial Condition, Consolidated Statement of Operations and Consolidated Statement of Changes in Stockholders Equity for the affected periods. Accordingly the Company’s historical revenues, net income, earnings per share, total assets and regulatory capital remain unchanged.

The restatements result from misclassification of the cash flows related to certain mortgage loans that the Company had originated with the intent to sell that were reflected in cash flows from investing activities, rather than in cash flows from operating activities. Additionally, the Company misclassified and reported in cash flows from operating activities rather than in cash flows from investing activities cash flows from certain sales of loans that it originally intended for its portfolio. Accordingly the restatement will solely affect the classification of these activities and subtotals of cash flows from operating and investing activities presented in the affected Consolidated Statement of Cash Flows, and will have no impact on the net increase in total cash and cash equivalents as set forth in the Consolidated Statement of Cash Flows for any of the previously reported periods.

(Attach extra Sheets if Needed)

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Roy Swan	212	360-8820
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or l5(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes ☒ No ☐

__________________________________________________________________________________________________________________________________________________________

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☒
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
__________________________________________________________________________________________________________________________________________________________

Carver Bancorp, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

LONG BEACH MORTGAGE COMPANY

Date	February 15, 2007	By:	/s/ Deborah C. Wright
Deborah C. Wright
Chairman & Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule l2b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§232.13(b) of this chapter).